Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 22, 2014

VIA EDGAR TRANSMISSION

Ms. Naseem Nixon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 V2 Hedged Equity Fund (S000046201)

Dear Ms. Nixon:

This correspondence is being filed in response to your oral comments and suggestions of October 8, 2014 and to Tony Burak’s oral comments and suggestions of October 9, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 37 to its registration statement (“Registration Statement”).  PEA No. 37 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on September 29, 2014, for the purpose of registering a new series to the Trust: V2 Hedged Equity Fund (the “Fund”).

As discussed during our telephone conversation on October 8, 2014, the Trust has requested acceleration by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) of the Registration Statement to no later than October 31, 2014, following confirmation of the acceptance of the responses provided herein.  We have included as exhibits to this correspondence the Prospectus and Statement of Additional Information (“SAI”) reflecting our responses discussed below.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1. Staff Comment:  In the Performance section of the Prospectus, please remove the performance information of the four prior composite accounts ("Composite") for the period August 1, 2010 to March 31, 2012.  The performance section may only reference the Private Fund’s performance information beginning on April 1, 2012.  If the Trust would like to include Composite performance, please include it in Item 10.

Response: The Trust has removed Composite performance and included it under Item 10, as requested.

2. Staff Comment:  In the Financial Statements section of the SAI, please revise the unaudited interim financials for the period ended July 31, 2014, to include the Schedule of Investments in Reg S-X compliant form.

Response: We have revised the unaudited interim financials to the SAI, as requested.

3. Staff Comment:  In the Financial Statements section of the SAI, please also include for the interim period ended July 31, 2014, the Statement of Operations, Statement of Changes in Partner’s Capital and Statement of Cash Flows.

Response: We have added the requested unaudited interim financial information to the SAI.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios